# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zedge, Inc., CIK 0001667313
CUSIP: 98923T104
Title of class of securities: Class B Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1178 Broadway, 3rd Floor #1450, New York, New York (NY), 10001
Date of event which requires filing of this statement: 09/10/2026
Filed by CIK 0001607914
Persons authorized to receive notices and communications: Michael Jonas, c/o Zedge, Inc., 1178 Broadway, 3rd Floor #1450, New York, New York (NY), 10001, (330) 577-3424

## Reporting persons
- Michael Jonas (CIK 0001607914): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,046,487; shared voting power 0; sole dispositive power 2,046,487; shared dispositive power 0; aggregate amount beneficially owned 2,046,487 (15.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, par value $0.01 per share
Name of issuer: Zedge, Inc.
Address of issuer's principal executive offices: 1178 Broadway, 3rd Floor #1450, New York, New York (NY), 10001

## Item 2. Identity and Background
Name of person filing: Michael Jonas.
Residence or business address: c/o Zedge, Inc., 1178 Broadway, 3rd Floor #1450, New York, NY 10001
Present principal occupation or employment: Mr. Jonas is Executive Chairman and Chairman of the Board of Directors of the Company.
Criminal convictions in the last five years: During the last five years, Mr. Jonas has not been convicted in a criminal proceeding. During the last five years, Mr. Jonas was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor a finding of any violation with respect to such laws. Mr. Jonas is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The matters set forth in Items 4 and 6 of this Amendment are incorporated in this Item 3 by reference as if fully set forth herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
On September 8, 2026, Mr. Jonas received 4,233 shares of Class B Common Stock upon the vesting of previously granted deferred stock units.

On September 10, 2026, Mr. Jonas was granted options to purchase 386,244 shares of Class B Common Stock pursuant to the Stock Option Agreement described in Item 6. The shares underlying such options are not included in the number of shares beneficially owned by Mr. Jonas as the options are not exercisable until the later of: (a) the date that the adoption of the Company's 2026 Equity Incentive Plan (the "Plan") and an amendment to the Plan to increase the aggregate number of shares of Class B Common Stock available for issuance thereunder is approved ("Stockholder Approval Date") and (b) September 9, 2027, the earliest applicable annual vesting date.

On October 28, 2025, the Company reported in its Annual Report on Form 10-K that, as of October 24, 2025, the Company had 524,775 shares of Class A Common Stock and 12,479,136 shares of Class B Common Stock outstanding. As of September 8, 2026, the Company had 524,775 shares of Class A Common Stock and 12,354,263 shares of Class B Common Stock outstanding. The decrease in the total shares of Class B Common Stock outstanding was primarily attributable to purchases of outstanding Class B Common Stock by the Company under a Board-approved share repurchase program. As a result of such decrease in the total outstanding shares of Class B Common Stock, Mr. Jonas' percentage of beneficial ownership of the Class B Common Stock has increased.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, Mr. Jonas beneficially owns 2,046,487 shares of Class B Common Stock, which includes (i) 524,775 shares of Class A Common Stock (by virtue of the fact that they are convertible into shares of Class B Common Stock on a one-for-one basis), and (ii) 1,521,712 shares of Class B Common Stock, including 38,736 unvested restricted shares (which are scheduled to vest on February 8, 2027).

The foregoing does not include 386,244 shares of Class B Common Stock underlying options granted to Mr. Jonas on September 10, 2026 pursuant to the Stock Option Agreement described in Item 6. The shares underlying such options are not included in the number of shares beneficially owned by Mr. Jonas as the options are not exercisable until the later of: (a) the Stockholder Approval Date and (b) September 9, 2027, the earliest applicable annual vesting date.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Jonas has sole voting and dispositive power with respect to the 2,046,487 shares of Class B Common Stock beneficially owned by him, including 524,775 shares issuable upon conversion of his Class A Common Stock. He does not share voting or dispositive power over any of these shares.

These 2,046,487 shares represent approximately 15.9% of the issued and outstanding shares and 61.4% of the combined voting power of the Company's outstanding capital stock based on 524,775 shares of Class A Common Stock and 12,354,263 shares of Class B Common Stock issued and outstanding as of September 8, 2026. As used herein, the term "beneficially owns" shall be construed as defined by Rule 13d-3 promulgated under the Securities Exchange Act of 1934.
Transactions in the class effected during the past sixty days: Except as described herein, no transactions in the Class B Common Stock were effectuated by the Reporting Person during the 60 days prior to the date of this Amendment.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On September 10, 2026, the Company and Mr. Jonas entered into a stock option agreement (the "Stock Option Agreement") granting Mr. Jonas 10-year options under the Plan to purchase an aggregate of 386,244 shares of Class B Common Stock (the "Options") with an exercise price of $2.93 per share.

The Options shall vest and become exercisable in three equal annual installments (September 9, 2027, September 9, 2028 and September 7, 2029) provided that the Options are not exercisable until the later of: (a) the Stockholder Approval Date and (b) September 9, 2027, the earliest applicable annual vesting date.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Stock Option Agreement, dated September 10, 2026, between the Company and Mr. Jonas.

## Signatures
- Michael Jonas: /s/ Joyce J. Mason, Joyce J. Mason, Attorney-in-Fact (09/10/2026)